November 8, 2006

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Attention:  Carmen Moncada-Terry

Re:	Apex Silver Mines Limited
Registration Statement on Form S-3
Filed June 9, 2006
File No. 333-134912

Dear Ms. Moncada-Terry:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Apex Silver Mines Limited (the “Company”) hereby requests that the effective date of the Registration Statement on Form S-3, Registration No. 333-134912 (the “Registration Statement”), be accelerated so that the same will become effective at 4:00 p.m. Eastern Time on Wednesday, November 8, 2006 or as soon thereafter as practicable.

In connection with this request pursuant to Rule 461, the Company acknowledges the following:

(1)  Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)  The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise the undersigned at (303) 228-0322 or Brian Boonstra, of Davis Graham & Stubbs LLP, at (303) 892-7348 when the order declaring the Registration Statement effective is signed.

Sincerely,

/s/ Robert P. Vogels

Robert P. Vogels

Vice President and Chief Accounting Officer